UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

(Check One):	☒ Form 10-K	☐ Form 20-F	☐ Form 11-K
	☐ Form 10-Q	☐ Form 10-D	☐ Form N-SAR
☐ Form N-CSR

For Period Ended: December 31, 2018

☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR

For the Transition Period Ended: ____________________

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:

PART I -- REGISTRANT INFORMATION

Petrolia Energy Corporation
Full Name of Registrant

Former Name if Applicable

710 N. Post Oak Rd., Ste. 512
Address of Principal Executive Office (Street and Number)

Houston, Texas 77024
City, State and Zip Code

PART II -- RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

☒	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, 20-F, 11-K, or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III -- NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, or the transition report portion thereof, could not be filed within the prescribed time period.

The Registrant is still working to prepare and finalize its Quarterly Report on Form 10-Q for the period ended September 30, 2018 and as such, has not been able to timely complete its financial statements for the year ended December 31, 2018, for audit by its independent auditors, and/or to complete its Annual Report on Form 10-K for the year ended December 31, 2018, within the prescribed time period. The Quarterly Report on Form 10-Q for the period ended September 30, 2018 could not be timely filed due to certain accounting adjustments associated with certain material acquisition and disposition transactions, as previously reported, which occurred during the quarter.

The Registrant does not anticipate being able to file the Annual Report on Form 10-K on or before the fifteenth calendar day following the prescribed due date; however, the Registrant is working to finalize and file its Quarterly Report on Form 10-Q for the period ended September 30, 2018, as soon as possible, and will turn its attention to the Annual Report on Form 10-K as soon as such Quarterly Report is filed.

PART IV -- OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

Zel C. Khan	832	941-0011
(Name)	(Area Code)	(Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).
Yes ☐ No ☒
As discussed above in Part III, the Registrant has not filed its Quarterly Report on Form 10-Q for the quarter ended September 30, 2018.
(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
Yes ☐ No ☒

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Petrolia Energy Corporation

(Name of Registrant as Specified in Charter)

Has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: April 1, 2019	By:	/s/ Zel C. Khan
Zel C. Khan
CEO